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[PEP BOYS LOGO]

Mitchell G. Leibovitz
Chairman of the Board
Chief Executive Officer





                                                               December 23, 1998




Dear Shareholder:

     The Pep Boys -- Manny, Moe & Jack (the "Company") is offering to purchase up to 10,000,000 shares of its common stock at a price not greater than $16.00 nor less than $13.50 per share (the "Offer"). The Company is conducting the Offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to the Company.

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

     Please note that the Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, January 22, 1999, unless extended by the Company. Questions regarding the Offer should be directed to MacKenzie Partners, Inc., the Information Agent for the Offer, at (800) 322-2885 or Credit Suisse First Boston Corporation, the Dealer Manager for the Offer, at (800) 881-8320.


                               Sincerely,


                               /s/ Mitchell G. Leibovitz
                               -------------------------------------------------
                               Mitchell G. Leibovitz
                               Chairman of the Board and Chief Executive Officer







 3111 West Allegheny Avenue o Philadelphia, Pennsylvania 19132 o (215) 227-9215